Larry Spirgel, Assistant Director, Division of Corporation Finance	September 2, 2014
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States

Re:	Nokia Corporation
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed April 30, 2014
File No. 001-13202

We are writing in response to your letter dated July 22, 2014 relating to our annual report on Form 20-F for the year ended December 31, 2013 (the “20-F for 2013”). The responses set forth below have been organized in the same manner in which the Staff’s comments were organized. For your convenience, we have repeated your comments along with our reply.

1.              You state that in 2013 you sold mobile devices, network equipment and services to customers in Sudan and Syria. Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. You do not describe in the Form 20-F the products and services you sold into Sudan and Syria. Please provide us with information regarding your contacts with Sudan and Syria since your letter to us dated January 31, 2012. You should describe any goods, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

We have three businesses: Nokia Networks, HERE, and Nokia Technologies, and four operating and reportable segments for financial reporting purposes: Mobile Broadband and Global Services within Nokia Networks, HERE, and Nokia Technologies. Since the filing of the 20-F for 2013, we have renamed Networks as Nokia Networks and Advanced Technologies as Nokia Technologies. We use the current names in this reply. As a result of the transaction announced on September 3, 2013, whereby we sold substantially all of the Devices & Services business to Microsoft on April 25, 2014, we report the sold business related to mobile devices as discontinued operations (“Discontinued Operations”).

We are a global company and have sales in most of the world’s countries. As disclosed in the 20-F for 2013, our aggregate net sales to customers in Iran, Sudan and Syria accounted for approximately 0.01% of our continuing operations total net sales, or EUR 1 million, in 2013. Our aggregate net sales to customers through our Discontinued Operations in Iran, Sudan and Syria accounted for approximately 1.02% of the Discontinued Operations total net sales, or EUR 110 million, in 2013. Given the disclosures we have made in our previous annual reports on Form 20-F and the limited value of the net sales in Iran, Sudan and Syria, we grouped all of the continuing operations into one category and provided the euro value of the aggregate net sales into Iran, Sudan and Syria in the 20-F for 2013.

Not all of our continuing businesses sold products into each of the countries. With regard to Sudan and Syria, HERE and Nokia Technologies did not have any sales or activities in Sudan or Syria during 2013 or 2012. While Nokia Networks had certain limited activities, as explained below Nokia Networks has not obtained any new business in Sudan or Syria during 2013 or 2012. Nokia Networks has worked with its contractual counterparties to settle legacy obligations. We continue to monitor closely international developments and will accordingly continue to assess our position on undertaking business in these countries in compliance with all applicable trade sanctions and regulations.

We did not have any production facilities, research centers or area hubs for operations in Sudan and Syria during 2013 or 2012.

In regard to our HERE and Nokia Technologies businesses, to the best of our knowledge, we do not have agreements or commercial arrangements with any party that are part of the governments nor controlled by the governments of Sudan or Syria.

The Nokia Networks business involves large telecoms infrastructure projects where a degree of governmental influence in certain countries may be probable. With respect to Syria, Nokia Networks has old, legacy contractual obligations with two entities that we believe are either directly or indirectly, through ownership or control controlled by the government of Syria. All such contractual obligations are the subject of, or are suspended due to, a declaration of force majeure. Nokia Networks did not engage in any new commercial activity with these entities in 2013 and 2012. Nokia Networks is working with its contractual counterparties to settle these obligations. To the best of our knowledge, the other parties we have or have had in 2012 and 2013 agreements or commercial arrangements with in Sudan and Syria for the sales of our goods are not a part of the government nor directly or indirectly controlled by the governments, however, the separation between the private and public sector is not always evident in these countries. Therefore, especially for Syria and to a lesser extent for Sudan, we cannot exclude the possibility that seemingly private businesses may be under a degree of government-control through multi-layer ownership or factual influence. Additionally, we have customary contacts with governmental agencies as required for instance to maintain a legal presence and have local employees, where applicable.

We cannot exclude the possibility that independent third parties have exported our products to countries from other countries in which we sell them. We also distribute certain services, through the Internet. In terms of these offerings, we have industry standard systems in place recognizing users’ IP addresses and, if applicable, we block the access to our service offerings if they are not intended for a certain market or country. We cannot exclude the possibility that our services when distributed through the Internet, may be accessed in markets or countries which they are not intended for if the industry standard protective mechanisms, such as IP address blocks, are circumvented.

Please find below country specific information of our operations in Sudan and Syria for our continuing business, as well as Discontinued Operations. We provide the information generally for the fiscal years 2013 and 2012, given our letter provided to you dated January 31, 2012. After the completion of the transaction, where we sold substantially all of the Devices & Services business to Microsoft, completed on April 25, 2014, we are no longer managing the business described in the Discontinued Operations sections.

Sudan

Nokia Networks

Nokia Networks’ net sales to Sudan were EUR 0.2 million in 2013 and EUR 6 million in 2012.  For the past two fiscal years, Nokia Networks has provided telecommunications infrastructure technology, fiber optic and related care and implementation services. Nokia Networks sold and delivered directly to the customers in Sudan.

All the agreements with respect to Sudan for the sale of goods and services have either expired or been terminated or otherwise closed as at the end of 2013. Nokia Networks has not since the end of 2013 entered into any new agreements related to sales in Sudan and, accordingly, no business activities are currently carried out in Sudan.

At the end of each of 2013 and 2012, Nokia Networks did not have any employees in Sudan. Nokia Networks has a presence in Sudan through a branch of a Finnish company. The branch activities are concentrated on fulfilling the remaining administrative obligations.

HERE & Nokia Technologies

Neither HERE nor Nokia Technologies had any sales in Sudan during 2013 or 2012.

Neither HERE nor Nokia Technologies had any legal entities or personnel in Sudan during 2013 or 2012.

Discontinued Operations

Discontinued Operations net sales in Sudan were approximately EUR 4 thousand in 2013 and EUR 5 million in 2012.The sales are from the provision of mobile devices and accessories. We also provided certain free of charge items such as digital content and certain selected services. The services were mainly made available through Finnish servers. Sales were based on a distribution model, where the products are sold through local distributors that are owned by Sudanese individuals. To the best of our knowledge, the distributors and their shareholders were not controlled by the Sudanese government, government instrumentalities or other sanctioned entities.

Our Discontinued Operations did not have any legal entities or personnel in Sudan during 2013 or 2012.

Syria

Nokia Networks

Nokia Networks’ did not have any net sales in Syria during 2013. Nokia Networks’ net sales to Syria were EUR 4 million in 2012.

Nokia Networks has old, legacy contractual obligations with two entities that we believe are either directly or indirectly through ownership or control controlled by the government of Syria. Such obligations are the subject of, or are suspended due to, a declaration of force majeure. Nokia Networks is working with its contractual counterparties to settle legacy obligations.

Additionally, Nokia Networks has provided indirectly limited care services to support and maintain another Syrian company’s existing installed system under a pre-existing obligation. None of the involved parties, to the best of our knowledge, are part of the Syrian government, nor directly or indirectly controlled by it.

Nokia Networks had 17 employees in Syria at the end of 2013 and 33 employees in Syria at the end of 2012. Nokia Networks has a presence in Syria through a branch of its Finnish subsidiary and a branch of its German subsidiary. The branches are the local employers of Nokia Networks employees and sellers to Nokia Networks’ customers in Syria.

HERE & Nokia Technologies

Neither HERE nor Nokia Technologies had sales in Syria during 2013 or 2012.

Neither HERE nor Nokia Technologies had any legal entities or personnel in Syria during 2013 or 2012.

Discontinued Operations

Discontinued Operations did not have any net sales in Syria during 2013. Discontinued Operations net sales to Syria were EUR 3 million in 2012. The sales are from the provision of mobile devices and accessories. We also provided certain free of charge items such as digital content and certain selected services. The services were mainly made available through Finnish servers. Sales were based on a distribution model, where the products are sold through local distributors that are owned by Syrian individuals. To the best of our knowledge, the distributors and their shareholders were not controlled by the Syrian government, government instrumentalities or other sanctioned entities.

Nokia’s Discontinued Operations did not have any legal entities or personnel in Syria during 2013 or 2012.

2.              Please discuss the materiality of your contacts with Sudan and Syria described in response to the comment above, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria since the referenced letter. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Please address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

We recognize that dealings with certain countries, including Sudan and Syria, can be deemed sensitive and that there may be a potential negative sentiment that certain investors may have associated even with a limited activity in Sudan and Syria. Also, some of our current or potential investors have policies or are under a legal or other regime preventing them from investing in our securities or that encourage or require current shareholders to not acquire more shares or to decrease or fully divest their shareholdings.

In determining that our contacts with Sudan or Syria are not material individually or in the aggregate, in addition to the factors discussed above, we have considered other qualitative and quantitative factors that we believe a reasonable investor would consider important when making an investment decision, including the potential impact of such contacts upon our reputation, the effectiveness of our internal trade and sanctions compliance function, the information available to investors regarding our business and practices in these countries, our code of conduct and business practices. We respectfully submit for the Staff’s consideration the following quantitative and qualitative key elements of our materiality analysis:

•                  Our minimal exposure to those countries from a net sales perspective.

•                  Our minimal exposure with respect to assets located in those countries.

•                  HERE and Nokia Technologies do not have any presence in Sudan or Syria. Nokia Networks has had a minimal presence and has not obtained any new business in Sudan or Syria during 2013 or 2012, or after the end of 2013 to the date of this letter. Networks is working with its contractual counterparties to settle legacy obligations. As such, we believe that there will be further decrease in our exposure to Sudan and Syria going forward.

•                  We have disclosed our sales to sanctioned countries starting with our Nokia Form 20-F 2005, and we are known as a global company that has sales in nearly all countries throughout the world. Thus investors and analysts are aware of our sales in Sudan and Syria.

•                  We do not have any production facilities, research centers or area hubs for operations in those countries, whereby adverse developments related to those countries could not result in significant disruptions to our overall business, results of operation or financial position.

•                  We believe connectivity has positive social and economic benefits and that this is generally understood by the general public and various stakeholders.

•                  We maintain functions and procedures for trade and sanctions compliance that employ systems and procedures designed to monitor and ensure our compliance with applicable export control regulations including those of the United States and the European Union. We intend to follow strictly the limits of any existing or new sanctions and conduct our business in accordance with applicable laws and regulations.

In reference to the above, we believe the business operations in, and/or other contacts with Sudan and Syria are not material from a quantitative or qualitative perspective to a reasonable investor, nor constitute a material investment risk for our security holders.

We will continue to monitor our operations in sanctioned countries, including Sudan and Syria and provide additional disclosure in future annual reports on Form 20-F if there are expected material effects of these operations on our business, results of operations or financial condition.

3.              We note that your impairment test was based on post-tax valuation assumptions including projected cash flows and discount rate. Please expand your disclosure as follows:

•                  Assert in the disclosure that the use of after tax assumptions does not result in a value in use that is materially different had before tax assumptions been used including projected cash flows and discount rate.

•                  Disclose the before tax discount rate.

We respectfully note that paragraph 18 of IAS 36 defines the recoverable amount of a cash generating unit (“CGU”) as the higher of its fair value less cost to dispose and its value in use. As disclosed on page F-44 of the 20-F for 2013, we measure the recoverable amounts of our CGUs based on their fair value less costs to dispose, not value in use.

While we acknowledge that paragraph 50 of IAS 36 requires future income tax receipts and payments to be excluded from estimates of future cash flows, we note that this is specific to the value in use method of estimating future cash flows and is not required under the relevant accounting literature when measuring the recoverable amount using a fair value less cost to dispose approach.

We will consider the disclosures noted above and include them in our future filings where material if measurement of any CGU is based on the value in use approach.

Nokia acknowledges that

• Nokia is responsible for the adequacy and accuracy of the disclosure in its filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• Nokia may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In case of additional comments, kindly contact Kristian Pullola by e-mail at kristian.pullola@nokia.com or by phone +358 (0) 10 44 88 000.

NOKIA CORPORATION

/s/ Kristian Pullola	/s/ Riikka Tieaho
Kristian Pullola	Riikka Tieaho
Senior Vice President,	Vice President,
Corporate Controller	Corporate Legal

cc:	David Dixter
Shearman & Sterling LLP